Filed by Synovus Financial Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: FCB Financial Holdings, Inc.
Filer’s SEC File No.: 001-10312
Date: October 25, 2018

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction between Synovus Financial Corp. (“Synovus”) and FCB Financial Holdings, Inc. (“FCB”). In connection with the proposed merger, Synovus filed with the SEC a Registration Statement on Form S-4 that includes the preliminary Joint Proxy Statement of Synovus and FCB and prospectus of Synovus, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Synovus shareholders and FCB stockholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Synovus at http://investor.synovus.com/Docs or from FCB at FloridaCommunityBank.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or by directing a request to FCB Investor Relations at 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (945) 948-3313 or by sending an e-mail to IR@fcb1923.com.

Synovus and FCB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Synovus shareholders and FCB stockholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Synovus’ directors and executive officers is contained in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 16, 2018, which are filed with the SEC.  Information regarding FCB’s directors and executive officers is contained in FCB’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 4, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Synovus’ and FCB’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Synovus’ and FCB’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate any definitive merger agreement between Synovus and FCB; the outcome of any legal proceedings that may be instituted against Synovus or FCB; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that approval by Synovus shareholders and FCB stockholders is not obtained and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the FCB business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Synovus’ products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

         Third Quarter 2018 Results  October 23, 2018

       Forward Looking Statements  2  This slide presentation and certain of our other filings with the Securities and Exchange Commission contain statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward- looking statements. You can identify these forward-looking statements through Synovus’ use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “predicts,” “could,” “should,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’ future business and financial performance and/or the performance of the banking industry and economy in general. These forward-looking statements include, among others, statements on (1) future loan and deposit growth; (2) future net interest income and net interest margin; (3) future adjusted non-interest income; (4) future non-interest expense levels; (5) future credit trends and key metrics; (6) future effective tax rates; (7) future earnout payments; (8) our strategy and initiatives for future growth, capital management, and strategic transactions, including the FCB transaction; and (9) our assumptions underlying these expectations. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Synovus to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Synovus’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this presentation. Many of these factors are beyond Synovus’ ability to control or predict.These forward-looking statements are based upon information presently known to Synovus’ management and are inherently subjective, uncertain and subject to change due to any number of risks and uncertainties, including, without limitation, the risks and other factors set forth in Synovus’ filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2017 under the captions “Cautionary Notice Regarding Forward-Looking Statements” and “Risk Factors” and in Synovus’ quarterly reports on Form 10-Q and current reports on Form 8-K. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. We do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.Use of Non-GAAP Financial MeasuresThis slide presentation contains certain non-GAAP financial measures determined by methods other than in accordance with generally accepted accounting principles. Such non-GAAP financial measures include the following: adjusted diluted earnings per share; adjusted return on average assets; adjusted return on average common equity; adjusted return on average tangible common equity; cost of interest bearing core deposits; adjusted non-interest income; adjusted non-interest expense; adjusted total revenues; adjusted efficiency ratio; tangible common equity ratio; and common equity Tier 1 (CET1) ratio (fully phased-in). The most comparable GAAP measures to these measures are diluted earnings per share; return on average assets; return on average common equity; cost of funds rate; total non-interest income; total non-interest expense; total revenues; efficiency ratio; total shareholders’ equity to total assets ratio; and CET1 ratio, respectively. Management uses these non-GAAP financial measures to assess the performance of Synovus’ business and the strength of its capital position. Management believes that these non-GAAP financial measures provide meaningful additional information about Synovus to assist management, investors, and bank regulators in evaluating Synovus’ operating results, financial strength, the performance of its business and the strength of its capital position. However, these non- GAAP financial measures have inherent limitations as analytical tools and should not be considered in isolation or as a substitute for analyses of operating results or capital position as reported under GAAP. The non-GAAP financial measures should be considered as additional views of the way our financial measures are affected by significant items and other factors, and since they are not required to be uniformly applied, they may not be comparable to other similarly titled measures at other companies. Adjusted diluted earnings per share, adjusted return on average assets, and adjusted return on average common equity are measures used by management to evaluate operating results exclusive of items that are not indicative of ongoing operations and impact period-to-period comparisons. Adjusted return on average tangible common equity is a measure used by management to compare Synovus’ performance with other financial institutions because it calculates the return available to common shareholders without the impact of intangible assets and their related amortization, thereby allowing management to evaluate the performance of the business consistently. The cost of interest bearing core deposits is a measure used to evaluate the cost of deposits as a funding source exclusive of brokered deposits and deposits. Adjusted non-interest income and adjusted total revenues are measures used by management to evaluate total revenues and non-interest income exclusive of net investment securities gains (losses), net changes in the fair value of private equity investments, and the Cabela’s transaction fee. Adjusted non-interest expense and the adjusted efficiency ratio are measures utilized by management to measure the success of expense management initiatives focused on reducing recurring controllable operating costs. The tangible common equity ratio is used by management and bank regulators to assess the strength of our capital position. The computations of the non-GAAP financial measures used in this slide presentation are set forth in the Appendix to this slide presentation.

       Important Additional Information  3  In connection with the proposed merger, Synovus filed with the SEC a Registration Statement on Form S-4 that includes the preliminary Joint Proxy Statement of Synovus and FCB and a Prospectus of Synovus. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLEBECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Synovus and FCB, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Synovus Investor Relations at Investor Relations, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, P.O. Box 120, Columbus, GA, 31901, by calling (888) SYNOVUS, or by sending an e-mail to steveadams@synovus.com or to FCB Investor Relations at Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331, by calling (305)-668-5420 or by sending an e-mail to IR@fcb1923.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Synovus shareholders and FCB stockholders in connection with the proposed transaction may be obtained by reading the Joint Proxy Statement/Prospectus.

SYNOVUS

3Q18 Highlights

Profitability

- Diluted EPS of $0.84, vs. $0.91 in 2Q18 and $0.78 in 3Q17
  - Adjusted diluted EPS[1] of $0.95, up 2.4% vs. 2Q18 and 46.4% vs. 3Q17
- ROA of 1.36%, vs. 1.42% in 2Q18 and 1.27% in 3Q17
  - Adjusted ROA[1] of 1.47%, up 4 b.p.s vs. 2Q18 and 42 b.p.s vs. 3Q17
- Total revenues of $363.3 million, down $34.7 million or 8.7% vs. 3Q17, due to 3Q17 Cabela's transaction
  - Adjusted total revenues[1] of $363.0 million, up $31.7 million or 9.6% vs. 3Q17



Diluted EPS
$0.78
$0.65
$0.91
$0.92
$0.84
$0.95
3Q17
2Q18
3Q18
46.4% YoY (1)
Reported
Adjusted (1)



Return on Average Assets
1.27%
1.05%
1.42%
1.43%
1.36%
1.47%
3Q17
2Q18
3Q18
42 b.p.s YoY (1)
Reported
Adjusted (1)

Balance Sheet Growth

- Total average loans grew $376.3 million or 6.0%[2] vs. 2Q18 and grew $822.7 million or 3.4% vs. 3Q17
- Total average deposits increased $119.2 million or 1.8%[2] vs. 2Q18 and increased $1.10 billion or 4.4% vs. 3Q17



Total Average Loans
(in billions)
$24.50
$24.95
$25.32
3Q17
2Q18
3Q18
3.4% YoY



Total Average Deposits
(in billions)
$25.29
$26.27
$26.39
3Q17
2Q18
3Q18
4.4% YoY

Credit Quality and Capital Management

- NPA ratio of 0.46% improved 11 b.p.s from 3Q17
- Return on average common equity of 13.95% compared to 13.24% in 3Q17
  - Adjusted ROE[1] of 15.69% increased 477 b.p.s vs. 3Q17
  - Adjusted ROATCE[1] of 16.08% increased 489 b.p.s vs. 3Q17



NPA Ratio
0.57%
0.50%
0.46%
3Q17
2Q18
3Q18
11 b.p.s YoY



Return on Average Common Equity
13.24%
10.92%
15.39%
15.59%
13.95%
15.69%
3Q17
2Q18
3Q18
477 b.p.s YoY (1)
Reported
Adjusted (1)

(1) Non-GAAP financial measure; see appendix for applicable reconciliation.
(2) Annualized

4

SYNOVUS

3Q18 Adjustments to Net Income[1]/EPS

(in thousands, except per share data)


$99,330
$6,684
$11,652
$4,020
$(9,865)
$(94)
$111,727
3Q18 net income(1)
Merger-related expense
Earnout liability adjustments
Preferred stock redemption
Income taxes
Other adjustments
3Q18 adjusted net income(1)

EPS impact[2]:

$0.84	$0.06	$0.10	$0.03	$(0.08)	$(0.00)	**$0.95**

- Merger-related expense of $6.7 million associated with our pending acquisition of FCB Financial Holdings, Inc. (FCB)
- $11.7 million increase in the earnout liability related to our 2016 Global One acquisition, due to increased earnings projections for that business
- $4.0 million one-time, non-cash charge associated with our Series C Preferred Stock redemption
- $9.9 million discrete tax benefit (non-core) related to the finalization of provisional adjustments associated with 2017 tax reform, as well as amendments to prior tax returns and other refinements of previous estimates

(1) Available to common shareholders
(2) Dollar amounts and per-share impact are on after-tax basis. Amounts may not total due to rounding.

5

       Loans  Sequential quarter period-end growth of$443.1 million or 7.0%(1) vs. 2Q18C&I up $227.8 million or 7.4%(1)Consumer up $148.1 million or 9.4%(1)CRE up $68.2 million or 4.1%(1)Year-over-year period-end growth of $1.09 billion or 4.5%C&I up $776.2 million or 6.6%Consumer up $827.6 million or 14.9%CRE down $514.5 million or 7.1%Total average loan growth of $376.3 million or 6.0%(1) vs. 2Q18 and $822.7 million or 3.4% vs. 3Q17  6  3Q17  2Q18  3Q18        CRE Consumer C&I  (in billions)  48.9%  24.9%  26.2%        47.8%22.7%29.5%  12.28    48.8%24.8%26.4%  12.50        11.73                    5.56      6.24      6.39        7.23                          6.64      6.71      Sequential quarter loan growth:  $56.8  $251.0  $443.1  (in millions)  AnnualizedTotal loans are net of deferred fees and costs.  $24.49(2)  $25.13 (2)  (2)$25.58  Period-end Loan Balances

               18.60  19.10  19.21  3.16  3.11  3.39  1.99  2.13  2.01  1.53  1.92  1.77  3Q17 2Q18  3Q18    Core transaction deposits    Time    SCM    Brokered  Deposits  3Q18 total average deposits of $26.39 billion increased $119.2 million or 1.8%(1) vs. 2Q18Excluding brokered deposits, 3Q18 average deposits increased $269.2 million or 4.4%(1) vs. 2Q183Q18 total average deposits increased $1.10 billion or 4.4% vs. 3Q173Q18 average brokered deposits represent 6.7% of total deposits compared to 7.3% in 2Q18  7  $25.29  $26.39  $26.27  Total Average Deposits(in billions)  AnnualizedCore transaction deposits consist of non-interest bearing, NOW/savings, and money market deposits excluding state and county municipal (SCM) deposits.  (2)

 $262.6  $284.6  $291.6  3Q17  3Q18            3.63%  3.86%  3.89%    2Q18Net Interest Income Net Interest Margin  Net interest income  Net interest income of $291.6 million increased$7.0 million or 2.5% vs. 2Q18 and $29.0 million or 11.1% vs. 3Q17Net interest margin of 3.89% up 3 b.p.s vs. 2Q18Yield on earning assets of 4.58% up 11from 2Q18Yield on loans of 4.99% up 11 b.p.s from 2Q18Effective cost of funds of 0.69%(1) up 8from 2Q18Cost of interest bearing core deposits(2) of 0.71% up 14 b.p.s from 2Q18  8  (dollars in millions)  See slide 26 in the appendix for computation.Non-GAAP financial measure; see appendix for applicable reconciliation.

SYNOVUS

Non-interest income



(in millions)
$135.4
73.0
5.6
21.2
35.6
$73.4
6.4
4.8
24.8
37.4
$71.7
6.8
5.3
23.9
35.7
3Q17
2Q18
3Q18
Other income(3)
Mortgage banking income
Fiduciary/asset management, brokerage, and insurance revenues
Core banking fees

- 3Q18 non-interest income of $71.7 million decreased $1.7 million vs. 2Q18 and decreased $63.7 million vs. 3Q17
  - 3Q17 includes the $75.0 million Cabela's transaction fee and other items, partially offset by $8.0 million in investment securities losses
- 3Q18 adjusted non-interest income[(1)] of $71.2 million decreased $3.5 million or 4.7% vs. 2Q18 and increased $2.8 million or 4.1% vs. 3Q17
- Core banking fees[(2)] of $35.7 million decreased $1.7 million or 4.7% vs. 2Q18 and were essentially flat with 3Q17
- Fiduciary/asset management, brokerage, and insurance revenues of $23.9 million decreased $825 thousand or 3.3% vs. 2Q18 and increased $2.8 million or 13.0% vs. 3Q17
  - Assets under management of $15 billion increased 16% vs. 3Q17

(1) Non-GAAP financial measure; see appendix for applicable reconciliation.
(2) Include service charges on deposit accounts, card fees, letter of credit fees, ATM fee income, line of credit non-usage fees, gains from sales of government guaranteed loans, and miscellaneous other service charges.
(3) 3Q17 other income includes the $75.0 million Cabela's transaction fee, as well as $8.0 million in investment securities losses.

9

       3Q18  Non-interest expense  3Q18 non-interest expense of $220.3 million increased $16.2 million or 8.0% vs. 2Q18 and increased $14.7 million or 7.1% vs. 3Q173Q18 includes $11.7 million of earnout liability adjustments from the Global One acquisition and $6.7 million of FCB merger- related expense3Q18 adjusted non-interest expense(1) of $201.6 million decreased $1.1 million or 0.5% vs. 2Q18 and increased $7.5 million or 3.9% vs. 3Q17The sequential decline is driven by a $1.5 million decrease in advertising expense and a$1.7 million decrease in fixed-asset impairment charges, which was partially offset by an increase of $2.5 million in compensation expense3Q18 efficiency ratio of 60.62%; compared to 56.78% in 2Q18 and 50.62% in 3Q173Q18 adjusted efficiency ratio(1) of 55.55%; improved from 56.41% in 2Q18 and 58.59% in 3Q17  10  (dollars in millions)  Non-GAAP financial measure; see appendix for applicable reconciliation.Merger related expense of $6.7 million related to FCB.  Adjusted      $220.3  Efficiency Ratio  50.62%  56.78%  60.62%  Adjusted Efficiency Ratio(1)  58.59%  56.41%  55.55%  3Q17 2Q18Reported – excl. merger relatedReported – merger related(2)  $205.6 $204.1 $202.7              $6.7  $201.6                        $194.1

           0.06%  0.15%  0.07%  0.29%  0.24%  0.56%  3Q17  3Q18    Credit quality  11  (dollars in millions)  Net Charge-offs(2)        $12.0  $8.6  $12.8  $11.8  $15.0  27.7  3Q18    Provision Expense    $249.7  $249.3  $257.8  $251.7  $251.5  3Q17  4Q17  1Q18  2Q18  3Q18  4Q17 1Q18 2Q18Held-for-Sale TransfersAllowance for Loan Losses  1.02%  1.01%  1.04%                                        0.57%  0.53% 0.53%  0.50%  0.46%  0.40%  0.47%  0.47%  0.42%  0.35%  0.21%  0.22%  0.22%  0.31%  4Q17    3Q17NPA Ratio    NPL Ratio    2Q18 3Q18Total Past Dues > 30 Days Ratio  0.48%  NPA, NPL, and Past Due Ratios  3Q17 4Q17 1Q18 2Q18Held-for-Sale TransfersExcludes impaired loans held for saleNet charge-off ratio is as a percentage of average total loans, annualized.  1Q18(1)  $39.7  1.00%  0.98%  $38.1  $9.0    $4.3  $17.8  $15.3

       Capital ratios  12    3Q17    2Q18    3Q18  Common equity Tier 1 ratio  10.06    10.12    9.92  Tier 1 capital ratio  10.43    11.25    10.59  Total risk-based capital ratio  12.30    13.08    12.37  Leverage ratio  9.34    10.03    9.58  Tangible common equity ratio(2)  8.88    8.77    8.68  (1)  PreliminaryNon-GAAP financial measure; see appendix for applicable reconciliation.  On August 1, Synovus redeemed $130 million of Series C Preferred StockIncluding $58 million in share repurchases during 3Q18 and subsequent 4Q18 activity, we anticipate fully completing our $150 million share repurchase program by the end of this week. We estimate a 2.5% reduction in share count from December 31, 2017 as part of the $150 million authorization3Q18 common equity Tier 1 ratio on a fully phased-in basis estimated at 9.87%(1)(2)  (1)  (1)  (1)

       2018 Outlook        Non-GAAP financial measure; see appendix for applicable reconciliation.Growth vs. YTD 9/30/17  13     Metrics   Original 2018 Guidance   YTD through9/30/18Results     Average loan growth  4% to 6%  (2)  Balance      3.1%  Sheet  Average total deposit growth  4% to 6%  (2)4.3%                    Net interest income growth  11% to 13%  12.9%(2)  Revenue          Adjusted non-interest income(1) growth  4% to 6%  (2)5.7%                  Non-interest Expense and Taxes  Total non-interest expense growth  0% to 3%  (2)4.2%    Effective tax rate  23% to 24%  19.8%                    Net charge-off ratio  15 to 25 b.p.s  20 b.p.s  Credit and Capital  Share repurchases  Up to $150 million  $134.8 million    Common dividend per share (year)  Up 67% to $1.00  $0.75

FCB Acquisition Update

SYNOVUS

Low risk transaction creates a stronger company

Strategically compelling ✓	*6.5+% EPS Accretion in 2020* ✓	*Earnback: <3 years* ✓

Integration Progress

- ✓ Executing on comprehensive integration plan
- ✓ Overarching guiding principle of ensuring customer and team member experience is enhanced through merger
- ✓ Progress in decisioning critical integration components
- ✓ Focus on achieving closing and conversion milestones, while identifying "quick win" revenue synergies



2018
INTEGRATION PLAN DEVELOPMENT
2019
Target Closing
Target System and Brand Conversion
3Q2018
4Q2018
1Q2019
2Q2019
JULY 24
Announcement
AUGUST 22
Regulatory application filed
SEPTEMBER 14
Preliminary S-4 filed
NOVEMBER 29
Shareholder Meeting

14

 Appendix

Condensed Income Statement

(in thousands, except per share data)	3Q18	2Q18	3Q17
Net interest income	$291,619	$284,577	$262,572
Adjusted non-interest income*	71,234	74,720	68,418
Adjusted non-interest expense*	(201,648)	(202,734)	(194,102)
Provision expense	(14,982)	(11,790)	(39,686)
Discounts to fair value – ORE dispositions	-	-	(7,082)
Asset impairment charges	-	-	(1,168)
Cabela's transaction fee	-	-	75,000
Investment securities losses, net	-	(1,296)	(7,956)
Increase (decrease) in fair value of private equity investments, net	434	(37)	(27)
Restructuring charges, net	(21)	(103)	(519)
Litigation settlement/contingency expense	-	1,400	(401)
Earnout liability adjustments	(11,652)	-	(2,059)
Merger-related expense	(6,684)	-	(23)
Valuation adjustment to Visa derivative	-	(2,328)	-
Amortization of intangibles	(292)	(292)	(292)
Income before taxes	128,008	142,117	152,675
Income tax expense	18,949	30,936	54,668
Preferred stock dividends and redemption	9,729	2,559	2,559
Net income available to common shareholders	**$99,330**	**$108,622**	**$95,448**
Net income per diluted common share	**$0.84**	**$0.91**	**$0.78**
Weighted average diluted common shares	118,095	119,139	121,814

*Non-GAAP financial measure; see applicable reconciliation.

16

 Quarterly Highlights Trend  17      (1) Non-GAAP financial measure; see applicable reconciliation (2) Annualized (3) Sequential quarter growth, annualized (4) In thousands (5) Preliminary        3Q17  4Q17  1Q18  2Q18  3Q18  Diluted EPS      0.78  0.23  0.84  0.91  0.84  Net interest margin      3.63  3.65  3.78  3.86  3.89  Financial Efficiency ratio      50.62  66.77  57.16  56.78  60.62  Performance Adjusted efficiency ratio(1)      58.59  59.29  57.42  56.41  55.55  ROA(2) 1.27        0.37  1.34  1.42  1.36    Adjusted ROA(1)(2)  1.05    1.12  1.36  1.43  1.47                  Balance Sheet  Total loans  0.9    4.9  1.6  4.0  7.0  Growth(3)  Total average deposits  4.7    15.7  (7.7)  7.5  1.8                                    NPA ratio  0.57    0.53  0.53  0.50  0.46  Credit Quality  NCO ratio(2)  0.62    0.15  0.07  0.29  0.24                    Common shares outstanding(4)  119,567    118,897  118,702  117,841  116,714  Capital  CET1 ratio  10.06    9.99  10.09  10.12  (59.92    TCE ratio(1)  8.88    8.88  8.79  8.77  8.68  )

                       1.4  1.4  1.3  1.4  1.4  3Q17  3Q18  Loan Portfolio      4Q17 1Q18Duration (in years)  Portfolio Yield and Sensitivity  18              3Q17    Fixed rate    4Q17 1Q18Prime floating rate    2Q18 3Q18LIBOR floating rate              3.6  3.8  4.1  4.3 4.3  Investment Securities Portfolio                2.30%  2.34%  2.36%  2.39%    2.12%                    3Q17D  ura  4Q17tion (in ye    1Q18ars)    2Q18Yiel  d  3Q18    Loan Portfolio Rate Mix                    37.4%    37.0%    36.9%    36.7%    36.6%    16.8%    17.0%    17.0%    16.2%    15.7%    45.8%    46.0%    46.1%    47.1%    47.7%    Immediate change inshort-term interest rates (in b.p.s)  Estimated % increase in net interest income  +100  2.33%  +25  0.70%  Net Interest Income Sensitivity              4.49%  4.55%  4.70%  4.88%  4.99%    2Q18Yield

  Non-interest Income   19  nm = not meaningful    3Q17  2Q18  3Q18  3Q18 vs.2Q18 %Change  3Q18 vs.3Q17 %Change  (in thousands)            Service charges on deposit accounts  $20,678  $19,999  $20,582  2.9  (0.5)  Fiduciary and asset management fees  12,615  13,983  13,462  (3.7)  6.7  Brokerage revenue  7,511  8,900  9,329  4.8  24.2  Mortgage banking income  5,603  4,839  5,290  9.3  (5.6)  Card fees  9,729  10,833  10,608  (2.1)  9.0  Other fee income  5,094  5,259  4,510  (14.2)  (11.5)  Income from bank-owned life insurance  3,232  3,733  3,771  1.0  16.7  Other non-interest income   3,956   7,174   3,682   (48.7)    (6.9)   Adjusted non-interest income  $68,418  $74,720  $71,234  (4.7)  4.1  Investment securities losses, net  (7,956)  (1,296)  -  nm  nm  (Decrease) increase in fair value of private equity investments, net  (27)  (37)  434  nm  nm  Cabela’s transaction fee  75,000  -  -  nm  nm  Total non-interest income  $135,435  $73,387  $71,668  (2.3)%  (47.1)%

 Portfolio Distribution by Type  20  * Total loans are net of unearned deferred fees and costs, which are not displayed on this table.  (dollars in millions)  3Q17    4Q17    1Q18    2Q18    3Q18    Investment Properties  $5,925  24.2%  $5,670  22.8%  $5,619  22.6%  $5,510  21.9%  $5,666  22.1%  Residential Properties  795  3.2  782  3.1  759  3.1  721  2.9  707  2.8  Land Acquisition  507  2.1  484  2.0  457  1.8  414  1.6  340  1.3  Total CRE  $7,227  29.5%  $6,935  27.9%  $6,836  27.5%  $6,644  26.4%  $6,712  26.2%  C&I  11,727  47.8  12,024  48.5  12,102  48.5  12,275  48.8  12,503  48.9  Consumer  5,558  22.7  5,854  23.6  5,969  24.0  6,237  24.8  6,385  24.9  Total Loans*  $24,487  100.0%  $24,788  100.0%  $24,883  100.0%  $25,134  100.0%  $25,577  100.0%

Commercial Real Estate

Composition of 3Q18 Commercial Real Estate Portfolio
Total Portfolio $6.71 billion



Residential Development 1%
Land Acquisition 3%
Commercial Development 1%
1-4 Family Construction 3%
1-4 Family Perm/Mini Perm 8%
Office Building 20%
Hotels 11%
Shopping Centers 12%
Multi-Family 20%
Warehouses 10%
Other Investment Properties 11%

- Investment Properties portfolio represents 84% of total CRE portfolio
  - The portfolio is well diversified among the property types
  - Credit quality in Investment Properties portfolio remains excellent
- Continued reduction in non-strategic CRE property types (Residential and Land)
  - As of 3Q18, Residential C&D and Land Acquisition Portfolios represent only 1.8% of total performing loans

Commercial Real Estate 3Q18 Credit Metrics:

Credit Indicator	CRE Total
NPL Ratio	0.15%
Net Charge-off Ratio*	0.03%
30+ Days Past Due Ratio	0.08%
90+ Days Past Due Ratio	0.00%

*Annualized

21

 C&I Portfolio  22  * Annualized                                  24.18%  6.23%  4.66%  6.82%  5.51%  6.11%  2.61%  2.23%  7.87%  4.28%  6.16%  6.83%  4.95%  3.78%  5.66%2.13%  Diverse Industry ExposureTotal Portfolio $12.50 billion    Health Care    Finance/Insurance    R/E Leasing    Retail Trade    Wholesale Trade    Prof., Scientific, Tech. Svcs    Ag, Forestry, Fishing    Admin., Support, Waste Mgmt., Remediation    Manufacturing          ConstructionAccommoda. & Food Svcs.    Other ServicesTransport. & Warehousing    R/E OtherEducational Svcs.    All Other  Large Corporate/Middle Market/Specialty Lines represent 39.3% of C&I Balances  Community/Retail Bank represents 60.7% ofC&I balances  Credit Indicator  3Q18  NPL Ratio  0.60%  Net Charge-off Ratio*  0.40%  30+ Days Past Due Ratio  0.30%  90+ Days Past Due Ratio  0.02%

 Consumer Portfolio  23  * Annualized                    HELOC, 23%  Consumer Mortgage, 45%  Credit Card, 4%  Consumer Lending Partnerships, 23%  Credit Card Portfolio continues to perform well  Average utilization rate is 22.6%Average credit score is 729Charge-offs below industry average at 1.93% for the year  Total Consumer Portfolio $6.39 billionOther Consumer, 5%  Lending Partnerships with GreenSky and SoFiCurrently $1.48 billion in balances, or 5.8% of total portfolioGreenSky is a point-of-sale program where the customer applies with home improvement store, contractor, or other merchantSoFi portfolio primarily consists of refinanced student loan debt  Credit Indicator  Heloc  Mortgage  Weighted Average Credit Scoreof 3Q18 Originations  787  767  Weighted average credit score of total portfolio  785  786  Average LTV  74.3%  75.7%  Average DTI  33.0%  32.4%  Utilization Rate  53.1%  N/A  Mortgage and HELOC, the two largest concentrations, have strong credit indicators  Credit Indicator  3Q18  NPL Ratio  0.37%  Net Charge-off Ratio*  0.15%  30+ Days Past Due Ratio  0.56%  90+ Days Past Due Ratio  0.04%

 Portfolio Risk Distribution  24  Risk Category  3Q17  2Q18  3Q18  3Q18 vs. 2Q18Change  3Q18 vs. 3Q17Change  Passing Grades  $23,889  $24,546  $24,914  $368  $1,025  Special Mention  276  261  295  34  19  Substandard Accruing  225  210  204  (6)  (21)  Non-Performing Loans  98  117  108  (9)  10  Total Loans  $24,487  $25,134  $25,577  $443  $1,090  (dollars in millions)

 Loan Loss Reserve Coverage Trends  25                                                $250  $249  $258  $252  $251    255%  216%  215%  215%  232%    336%  238%  241%  263%  288%  3Q17  4Q17    Loan Loss Reserve    LLR to NPLs        1Q18 2Q18 3Q18LLR to NPLs (Excluding NPLs for which the expected loss has been charged off)  0.98%  1.02% 1.01%  1.04%  (dollars in millions)  1.00%

 Effective cost of funds calculation   26  (dollars in thousands)  3Q18  2Q18  3Q17  Total interest expense  $52,323  $45,257  $35,080  Total interest expense, annualized  207,586  181,525  139,176  Total average interest earning assets  $29,908,065  $29,734,403  $28,816,967  Effective cost of funds (total interest expense, annualized, divided by total average interest earning assets)  0.69%  0.61%  0.48%

 Non-GAAP Financial Measures   27      (dollars in thousands)  3Q18  2Q18  3Q17  Net income available to common shareholders  $99,330  108,622  95,448  Add: Earnout liability adjustments  11,652  -  2,059  Subtract: Income taxes  (9,865)  -  -  Add: Preferred stock redemption  4,020  -  -  Subtract: Income tax benefit related to effects of State Tax Reform  -  (608)  -  Add: Merger-related expense  6,684  -  23  Subtract/add: Litigation settlement/contingency expense  -  (1,400)  401  Add: Provision expense on loans transferred to held-for-sale  -  -  27,710  Add: Discounts to fair value for completed or planned ORE accelerated dispositions  -  -  7,082  Add: Asset impairment charges related to accelerated disposition of corporate real estate and other properties  -  -  1,168  Add: Restructuring charges, net  21  103  519  Add: Amortization of intangibles  292  292  292  Add: Valuation adjustment to Visa derivative  -  2,328  -  Add: Investment securities losses, net  -  1,296  7,956  Subtract/add: (Increase)/decrease in fair value of private equity investments, net  (434)  37  27  Subtract: Cabela’s transaction fee  -  -  (75,000)  Add/subtract: Tax effects of adjustments  27  (624)  11,034          Adjusted net income available to common shareholders  $111,727  110,046  78,719  Weighted average common shares outstanding-diluted  118,095  119,139  121,814  Adjusted diluted earnings per share  $0.95  $0.92  $0.65

Non-GAAP Financial Measures, continued

(dollars in thousands)	3Q18	2Q18	1Q18	4Q17	3Q17
Net income	$109,059	111,181	103,166	29,605	98,007
Add: Earnout liability adjustments	11,652	-	-	1,700	2,059
Subtract: Income taxes	(9,865)	-	-	-	-
Add: Income tax expense related to effects of Federal Tax Reform	-	-	-	47,181	-
Subtract/add: Income tax (benefit)/expense related to effects of State Tax Reform	-	(608)	1,325	-	-
Add: Merger-related expense	6,684	-	-	-	23
Subtract/add: Litigation settlement/contingency expense	-	(1,400)	(2,626)	300	401
Add/subtract: Restructuring charges, net	21	103	(315)	(29)	519
Add: Valuation adjustment to Visa derivative	-	2,328	-	-	-
Add: Amortization of intangibles	292	292	292	292	292
Add: Loss on early extinguishment of debt, net	-	-	-	23,160	-
Add: Provision expense on loans transferred to held-for-sale	-	-	-	-	27,710
Add: Discounts to fair value for completed or planned ORE accelerated dispositions	-	-	-	-	7,082
Add: Asset impairment charges related to accelerated disposition of corporate real estate and other properties	-	-	-	-	1,168
Add: Investment securities losses, net	-	1,296	-	-	7,956
Subtract/add: (Increase)/decrease in fair value of private equity investments, net	(434)	37	3,056	(100)	27
Subtract: Cabela's transaction fee	-	-	-	-	(75,000)
Subtract: Income tax benefit related to pre-2017 R&D credits and state taxes	-	-	-	(4,847)	-
Add/subtract: Tax effects of adjustments	27	(624)	(96)	(8,740)	11,034
Adjusted net income	$117,436	112,605	104,802	88,522	81,278
Net income annualized	$465,915	451,657	425,030	351,201	322,462
Total average assets	$31,725,604	31,502,758	31,245,708	31,388,724	30,678,388
Adjusted return on average assets	**1.47%**	**1.43**	**1.36**	**1.12**	**1.05**

28

Non-GAAP Financial Measures, continued

(dollars in thousands)	3Q18	2Q18	3Q17
Net income available to common shareholders	$99,330	108,622	95,448
Add: Earnout liability adjustments	11,652	-	2,059
Subtract: Income taxes	(9,865)	-	-
Add: Preferred stock redemption	4,020	-	-
Subtract: Income tax benefit related to effects of State Tax Reform	-	(608)	-
Add: Merger-related expense	6,684	-	23
Subtract/add: Litigation settlement/contingency expense	-	(1,400)	401
Add: Provision expense on loans transferred to held-for-sale	-	-	27,710
Add: Discounts to fair value for completed or planned ORE accelerated dispositions	-	-	7,082
Add: Asset impairment charges related to accelerated disposition of corporate real estate and other properties	-	-	1,168
Add: Restructuring charges, net	21	103	519
Add: Amortization of intangibles	292	292	292
Add: Valuation adjustment to Visa derivative	-	2,328	-
Add: Investment securities losses, net	-	1,296	7,956
Subtract/add: (Increase)/decrease in fair value of private equity investments, net	(434)	37	27
Subtract: Cabela's transaction fee	-	-	(75,000)
Add/subtract: Tax effects of adjustments	27	(624)	11,034
Adjusted net income available to common shareholders	$111,727	110,046	78,719
Adjusted Net income annualized	$443,265	441,393	312,309
Total average shareholders' equity less preferred stock	$2,824,707	2,831,368	2,859,491
Subtract: Goodwill	(57,315)	(57,315)	(57,167)
Subtract: Other intangible assets, net	(10,265)	(10,555)	(11,648)
Total average tangible shareholders' equity less preferred stock	$2,757,127	2,763,498	2,790,676
Adjusted return on average common equity	**15.69%**	**15.59**	**10.92**
Adjusted return on average tangible common equity	**16.08%**	**15.97**	**11.19**

29

 Non-GAAP Financial Measures, continued  30  (dollars in thousands)  3Q18  2Q18  3Q17  Total interest expense  52,323  45,257  35,080  Total interest expense, annualized  207,586  181,525  139,176  Total average interest bearing liabilities  20,749,347  20,791,397  20,158,170  Cost of funds rate  0.99%  0.87  0.69  Total interest expense  $52,323  45,257  35,080  Subtract: Interest on long-term debt  (12,164)  (12,455)  (13,934)  Subtract: Interest on brokered deposits  (8,802)  (8,918)  (3,872)  Subtract: Interest on federal funds purchased, securities sold under repurchase agreements, and other short-term borrowings  (940)  (203)  (347)  Interest expense on interest bearing core deposits  $30,417  23,681  16,926  Interest expense on interest bearing core deposits, annualized  120,676  94,984  67,152  Total average interest bearing liabilities  $20,749,347  20,791,397  20,158,170  Subtract: Average long-term debt  (1,656,743)  (1,852,094)  (1,882,458)  Subtract: Average brokered deposits  (1,772,976)  (1,922,918)  (1,530,889)  Subtract: Average federal funds purchased, securities sold under repurchase agreements, and other short- term borrowings  (377,298)  (210,680)  (294,302)  Total average interest bearing core deposits  $16,942,330  16,805,705  16,450,521  Cost of interest bearing core deposits  0.71%  0.57  0.41

 Non-GAAP Financial Measures, continued  31  (dollars in thousands)  3Q18  2Q18  3Q17  Total non-interest income  $71,668  73,387  135,435  Add: Investment securities losses, net  -  1,296  7,956  Subtract/add: (Increase)/decrease in fair value of private equity investments, net  (434)  37  27  Subtract: Cabela’s transaction fee  -  -  (75,000)  Adjusted non-interest income  $71,234  74,720  68,418  (dollars in thousands)  2017  $  %  Total non-interest income, as reported  $345,327  $285 million - $290 million  (16%) – (18%)  Subtract: Cabela’s transaction fee  (75,000)      Add: Investment securities losses, net  289      Add: Decrease in fair value of private equity investments, net  3,093      Adjusted non-interest income  $273,709  $285 million - $290 million  4% - 6%  2018 Current Outlook – Increase (decrease) vs. 2017  Nine Months Ended      (dollars in thousands)  September 30, 2018  September 30, 2017    Total non-interest income  $212,101  275,974  Subtract: Cabela’s transaction fee  -  (75,000)  Subtract/add: Investment securities (gains) losses, net  1,296  289  Add/subtract: Decrease/(increase) in fair value of private equity investments, net  2,659  3,193        Adjusted non-interest income  $216,056  $204,456

Non-GAAP Financial Measures, continued

(dollars in thousands)	3Q18	2Q18	3Q17
Total non-interest expense	$220,297	204,057	205,646
Subtract: Earnout liability adjustments	(11,652)	-	(2,059)
Subtract: Restructuring charges, net	(21)	(103)	(519)
Subtract: Discounts to fair value for completed or planned ORE accelerated dispositions	-	-	(7,082)
Subtract: Asset impairment charges related to accelerated disposition of corporate real estate and other properties	-	-	(1,168)
Add/subtract: Litigation settlement/contingency expense	-	1,400	(401)
Subtract: Merger-related expense	(6,684)	-	(23)
Subtract: Valuation adjustment to Visa derivative	-	(2,328)	-
Subtract: Amortization of intangibles	(292)	(292)	(292)
Adjusted non-interest expense	**$201,648**	**202,734**	**194,102**

	3Q18	2Q18	3Q17
Adjusted non-interest expense	$201,648	202,734	194,102
Net interest income	291,619	284,577	262,572
Add: Tax equivalent adjustment	136	120	283
Add: Total non-interest income	71,668	73,387	135,435
Add: Investment securities losses, net	-	1,296	7,956
Total FTE revenues	363,423	359,380	406,246
Subtract/add: (Increase)/decrease in fair value of private equity investments, net	(434)	37	27
Subtract: Cabela's transaction fee	-	-	(75,000)
Adjusted total revenues	**$362,989**	**359,417**	**331,273**
Efficiency ratio	60.62%	56.78	50.62
Adjusted efficiency ratio	**55.55%**	**56.41**	**58.59**

32

Non-GAAP Financial Measures, continued

(dollars in thousands)	3Q17	2Q18	3Q18
Total average deposits	$25,286,919	26,268,074	26,387,312
Subtract: Average brokered deposits	(1,530,889)	(1,922,917)	(1,772,977)
Average core deposits	**$23,756,030**	**24,345,157**	**24,614,335**

(dollars in thousands)	3Q17	4Q17	1Q18	2Q18	3Q18
Total assets	31,642,123	31,221,837	31,501,028	31,740,305	32,075,120
Subtract: Goodwill	(57,315)	(57,315)	(57,315)	(57,315)	(57,315)
Subtract: Other intangible assets, net	(11,548)	(11,254)	(10,750)	(10,458)	(10,166)
Tangible assets	$31,573,260	$31,153,268	$31,432,963	$31,672,532	$32,007,639
Total shareholders' equity	$2,997,078	$2,961,566	$2,956,495	3,167,694	3,040,073
Subtract: Goodwill	(57,315)	(57,315)	(57,315)	(57,315)	(57,315)
Subtract: Other intangible assets, net	(11,548)	(11,254)	(10,750)	(10,458)	(10,166)
Subtract: Preferred Sock	(125,980)	(125,980)	(125,980)	(321,118)	(195,138)
Tangible common equity	$2,802,235	$2,767,017	$2,762,450	$2,778,803	$2,777,454
Total shareholders' equity to total assets ratio	9.47%	9.49%	9.39%	9.98%	9.48%
Tangible Common Equity ratio	**8.88%**	**8.88%**	**8.79%**	**8.77%**	**8.68%**

(dollars in thousands)	3Q18
Common equity Tier 1 (CET1)	$2,846,417
Subtract: Adjustment related to capital components	(2,785)
Common equity Tier 1 (fully phased-in)	$2,843,632
Total risk-weighted assets	$28,701,637
Total risk-weighted assets (fully phased-in)	$28,808,199
Common equity Tier 1 (CET1) ratio	9.92%
Common equity Tier 1 (CET1) ratio (fully phased-in)	**9.87%**

33